===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          --------------------------

                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934*
                               (Amendment No. 8)

                          --------------------------

                           COMPANHIA DE BEBIDAS DAS
                                AMERICAS-AMBEV
                               (Name of Issuer)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                  (Translation of Issuer's Name into English)

                          --------------------------

                       COMMON SHARES, WITHOUT PAR VALUE

    AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100 COMMON SHARES,
         WITHOUT PAR VALUE, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                        (Title of Class or securities)

                          --------------------------

                                   20441W104
                                (CUSIP Number)

                          --------------------------

                             CARLOS ALVES DE BRITO
                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
                      RUA DR. RENATO PAES DE BARROS 1017
                           04530-001 - SAO PAULO, SP
                                    BRAZIL
                               (55-11) 2122-1505

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)

                          --------------------------

                                   COPY TO:
                              DAVID MERCADO, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1000

                          --------------------------

                                 MAY 24, 2004
                 (Date of Event to Which This Filing Relates)
===============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 20441W104
------- ------------------------------------------------------------------------
        Names of Reporting Persons
        FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE BENEFICENCIA
  1     IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
------- ------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
  2     (a)  [x]
        (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC Use Only
------- ------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        OO
------- ------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e)     [_]
------- ------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
------- ------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
------- ------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1,2)
------- ------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------


------------------------
1 Includes the 888,214,820 AmBev Common Shares previously owned by S-Braco Participacoes S.A. ("S-Braco"). In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement referred to below, such shares have been transferred to Braco and are subject to the AmBev Shareholders' Agreement among Fundacao, Braco and ECAP.

2 Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 12,048,117,986 AmBev Common Shares (3,794,204,726; 4,214,345,035; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         BRACO S.A.

         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [ ]
-------- -----------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         77.08%(1,2)
-------- -----------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         HC
--------------------------------------------------------------------------------


------------------------
1 Includes the 888,214,820 AmBev Common Shares previously owned by S-Braco Participacoes S.A. ("S-Braco"). In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement referred to below, such shares have been transferred to Braco and are subject to the AmBev Shareholders' Agreement among Fundacao, Braco and ECAP.

2 Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 12,048,117,986 AmBev Common Shares (3,794,204,726; 4,214,345,035; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         Federative Republic of Brazil
-------- -----------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [ ]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------


------------------------
1 Includes the 888,214,820 AmBev Common Shares previously owned by S-Braco Participacoes S.A. ("S-Braco"). In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement referred to below, such shares have been transferred to Braco and are subject to the AmBev Shareholders' Agreement among Fundacao, Braco and ECAP.

2 Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 12,048,117,986 AmBev Common Shares (3,794,204,726; 4,214,345,035; and 4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         JORGE PAULO LEMANN

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         10
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         10
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,996 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [ ]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
-------- -----------------------------------------------------------------------


------------------------
1 Mr. Lemann is a party to an agreement with Messrs. Sicupira and Telles pursuant to which Messrs. Lemann, Sicupira and Telles share control of Braco. See Item 6.

2 Includes the 12,048,117,986 AmBev Common Shares owned in the aggregate by Fundacao, Braco and ECAP. Mr. Lemann, together with Messrs. Sicupira and Telles, share control of Braco and, indirectly through Braco, ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 12,048,117,986 AmBev Common Shares (3,794,204,726; 4,214,345,035; and
4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [ ]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         5
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         5
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,991 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [ ]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------


------------------------
1 Mr. Sicupira is a party to an agreement with Messrs. Lemann and Telles pursuant to which Messrs. Lemann, Sicupira and Telles share control of Braco. See Item 6.

2 Includes the 12,048,117,986 AmBev Common Shares owned in the aggregate by Fundacao, Braco and ECAP. Mr. Lemann, together with Messrs. Sicupira and Telles, share control of Braco and, indirectly through Braco, ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 12,048,117,986 AmBev Common Shares (3,794,204,726; 4,214,345,035; and
4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 20441W104
--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         MARCEL HERRMANN TELLES

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [ ]
-------- -----------------------------------------------------------------------
   3     SEC Use Only
-------- -----------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     OO
-------- -----------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [ ]
-------- -----------------------------------------------------------------------
         Citizenship or Place of Organization
   6     FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         5
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         12,048,117,986 COMMON SHARES
         OWNED BY EACH              |         (SEE ITEMS 3 AND 6)(1,2)
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         5
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         12,048,117,986 COMMON SHARES
                                    |         (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,991 COMMON SHARES (SEE ITEMS 3 AND 6)(1,2)
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [ ]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------


------------------------
1 Mr. Telles is a party to an agreement with Messrs. Lemann and Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles share control of Braco. See Item 6.

2 Includes the 12,048,117,986 AmBev Common Shares owned in the aggregate by Fundacao, Braco and ECAP. Mr. Lemann, together with Messrs. Sicupira and Telles, share control of Braco and, indirectly through Braco, ECAP. Fundacao, Braco and ECAP are parties to the AmBev Shareholders' Agreement with respect to the 12,048,117,986 AmBev Common Shares (3,794,204,726; 4,214,345,035; and
4,039,568,225 of which are owned directly by Fundacao, Braco and ECAP, respectively). On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. See Items 2, 3, 4 and 6.

Item 1.  Security and Issuer.

         This Schedule 13D relates to common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

Item 2.  Identity and Background.

         (a), (b), (c), (f) This Schedule 13D is being filed by (i) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"),
(ii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (iii) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (iv) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"), (v) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira") and (vi) Marcel Hermann Telles, a Brazilian citizen ("Mr. Telles").

          Fundacao is a tax-exempt charitable foundation. The address of Fundacao's principal offices (where Fundacao carries out its principal business) is Av. Brigadeiro Faria Lima, 3900, 11o andar, cj. 1101, CEP 04538-132, Sao Paulo, SP, Brazil. Prior to April 25, 2003, Fundacao's principal offices were located at Alameda Itu 852. no 19, Cerqueira Cesar, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D. Fundacao directly owns 3,794,204,726 AmBev Common Shares.

          ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are owned by Braco. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D. ECAP directly owns 4,039,568,225 AmBev Common Shares.

          Braco is an investment company, substantially all the assets of which consist of shares of AmBev and ECAP. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of Braco are set forth in Annex A to this
Schedule 13D. Braco directly owns 4,214,345,035 AmBev Common Shares.

         Braco was formerly controlled by S-Braco Participacoes S.A. ("S-Braco"), an investment company, substantially all the assets of which consisted of shares of

AmBev and Braco. 50%, 25% and 25%, respectively, of the common shares of S-Braco were indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four Brazilian holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa Prudencia", and together with Santa Judith, Santa Irene and Santa Estela, the "Santas"). In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, all AmBev Common Shares previously owned by S-Braco have been transferred to Braco, and S-Braco and the Santas have been dissolved. Messrs. Lemann, Telles and Sicupira currently own, respectively, approximately 43.76%, 21.87% and 21.87% of the voting shares of Braco and collectively own approximately 80.3% of the total capital stock of Braco. Upon completion of the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Telles and Sicupira will own, respectively, 50%, 25% and 25% of the successor to S-Braco, which will indirectly own approximately 81.63% of the voting shares and total capital stock of the successor to Braco.

          Mr. Lemann is a partner of GP Investimentos Ltda., an officer of Braco, the President of ECAP and a director of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905,
Sao Paulo, SP, Brazil. Mr. Lemann also directly owns, in his individual capacity, 10 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

          Mr. Sicupira is a partner of GP Investimentos Ltda., an officer of Braco and ECAP and a director of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o andar, CEP 04538-905, Sao Paulo, SP, Brazil. Mr. Sicupira also directly owns, in his individual capacity, 5 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

         Mr. Telles is a partner of GP Investimentos Ltda., a co-chairman of the Board of Directors of AmBev, an officer of Braco and ECAP and a trustee of Fundacao. His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil. Mr. Telles also directly owns, in his individual capacity, 5 AmBev Common Shares, which represents less than 1.0% of the class of AmBev Common Shares.

         Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, are parties to a shareholders' agreement relating to AmBev and its subsidiaries. Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties, were parties to a shareholders' voting rights agreement relating to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of Braco, ECAP and AmBev. Additionally, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, and S-Braco as acknowledging party, were parties to a shareholders' property rights agreement relating to the disposition of shares of S-Braco. Notwithstanding the dissolution of S-Braco and the Santas or any other transaction in connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Telles and Sicupira have entered into agreements confirming that their relationship with respect to their interests in Braco, ECAP and AmBev will continue to be governed by arrangements substantially similar to those contained in the shareholders' voting rights agreement and the shareholders' property rights agreement.

         (d), (e) During the last five years, none of Fundacao, Braco, ECAP, S-Braco, Mr. Lemann, Mr. Sicupira or Mr. Telles, or any executive officer or director of Fundacao, Braco, ECAP or S-Braco, or any person controlling Fundacao, Braco, ECAP or S-Braco, or any executive officer or director of a controlling shareholder of Fundacao, Braco, ECAP or S-Braco has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 3, 2004, the SB Group Companies entered into a Contribution and Subscription Agreement pursuant to which they have agreed, upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, to transfer all of the issued and outstanding AmBev Common Shares beneficially owned by the reporting persons by virtue of their interests in the SB Group Companies to Interbrew in exchange for 141,712,000 newly-issued ordinary shares of Interbrew.

Item 4.  Purpose of Transaction.

          This Item 4 is hereby amended and supplemented as follows:

          (b), (e) In accordance with the terms of the Incorporacao Agreement, dated as of March 3, 2004 (the "Incorporacao Agreement"), among AmBev, Interbrew, Labatt Brewing Canada Holding Ltd. ("Mergeco"), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of Interbrew, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada and an indirect wholly owned subsidiary of Interbrew ("Labatt"), on May 24, 2004, AmBev, Interbrew, Labatt and Mergeco entered into a Consent and Indemnity Agreement (the "Consent and Indemnity Agreement") pursuant to which AmBev has consented to the terms of the FEMSA Agreements (as defined below). In addition, pursuant to the Consent and Indemnity Agreement, Interbrew has agreed to use its reasonable best efforts to cause Labatt to transfer prior to June 10, 2004, subject to certain conditions, Labatt's approximately 30% equity interest (the "FEMSA Cerveza Interest") in FEMSA Cerveza, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("FEMSA Cerveza"), and its interest in Labatt Holdings, Inc., a Delaware corporation that holds, directly and indirectly, Labatt's interest in LF Holdings I L.L.C. and LF Holdings II L.L.C. (collectively, "Labatt USA") to a subsidiary of Interbrew that is not a subsidiary of Labatt. In the event that (i) the FEMSA Cerveza Interest and Labatt's interest in Labatt USA have not been transferred to a subsidiary of Interbrew that is not a subsidiary of Labatt prior to the closing of the transactions contemplated by the Incorporacao Agreement and (ii) the transactions contemplated by the FEMSA Agreements will not be consummated at or prior to the closing of the transactions contemplated by the Incorporacao Agreement, then pursuant to the Consent and Indemnity Agreement, Interbrew and AmBev shall agree to appropriate amendments to the Incorporacao Agreement to ensure that AmBev is not required to issue any AmBev common shares or preferred shares in respect of the FEMSA Cerveza Interest.

          On May 24, 2004, Interbrew and certain of its affiliates, on the one hand, and Fomento Economico Mexicano, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("FEMSA"), and certain of its affiliates, on the other hand, entered into certain agreements (the "FEMSA Agreements") pursuant to which, subject to the satisfaction of certain conditions, Labatt will sell to FEMSA its FEMSA Cerveza Interest for $1.245 billion, and concurrently, LF Holdings I L.L.C. will cause Labatt USA to assign the U.S. distribution rights for certain of FEMSA Cerveza's brands to Wisdom Imports Sales Company L.L.C. ("Wisdom"), a wholly-owned subsidiary of FEMSA Cerveza, in exchange for the redemption of Wisdom's 30% interest in Labatt USA. In addition, FEMSA and its affiliates, subject to the satisfaction of certain conditions, have consented to, and waived, all of its rights that might arise under (1) the Estatutos (by-laws) of FEMSA Cerveza, as amended, and the Shareholders Agreement in respect of FEMSA Cerveza, and (2) the Principal Owners and Members Agreement in respect of Labatt USA, the limited liability company agreements in respect of Labatt USA and the other joint venture documents relating to Labatt USA, with respect to the transfer at any time of the direct and indirect holdings of Labatt in FEMSA Cerveza and Labatt USA to a wholly-owned indirect subsidiary of Interbrew that is not a subsidiary of Labatt.

          As a result of the foregoing, it is anticipated that, at the time the merger of Mergeco (which will own Labatt at such time) into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao") is consummated, Labatt will not own any equity interests of FEMSA Cerveza or Labatt USA. In accordance with the terms of the Incorporacao Agreement, if Labatt does not own the FEMSA Cerveza Interest or the membership interests of Labatt USA at the time the Incorporacao is consummated, then the number of AmBev shares to be issued pursuant to the Incorporacao to Interbrew (or its subsidiaries) shall be adjusted by reducing the number of AmBev common shares to be issued pursuant to the Incorporacao to 7,866,181,882 AmBev common shares and reducing the number of AmBev preferred shares to be issued pursuant to the Incorporacao to 11,398,181,319 AmBev preferred shares.

          In addition, pursuant to the FEMSA Agreements, Wisdom has withdrawn their lawsuit filed March 12, 2004 in U.S. federal court in New York, against Interbrew and certain of its affiliates, which sought a preliminary injunction of certain aspects of the combination of Interbrew and AmBev, and FEMSA and its affiliates have agreed not to bring any litigation under the FEMSA Cerveza and Labatt USA joint venture documents to oppose the combination of Interbrew and AmBev.

          The information contained in Item 6 below and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

         (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of AmBev Common Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of AmBev Common Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

         (c) There were no transactions in the AmBev Common Shares that were effected during the past sixty days by Fundacao, Braco, ECAP, S-Braco, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of Fundacao, Braco, ECAP or S-Braco, or any executive officer or director of Fundacao, Braco, ECAP or S-Braco, other than those described in Items 2 and 3 above.

         (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned by Braco, ECAP, Fundacao, S-Braco, Mr. Lemann, Mr. Sicupira or Mr. Telles.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information contained in Item 4 above and in the Exhibits to this
Schedule 13D is hereby incorporated by reference herein.

          On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter four as intervening parties, entered into a shareholders' agreement (the "AmBev Shareholders' Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders' Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries, with Fundacao's representation limited to a maximum of four directors, appointable for so long as Fundacao holds a specified minimum number of AmBev Common Shares. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity. The AmBev Shareholders' Agreement also contains, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders' Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders. The AmBev Shareholders' Agreement is incorporated by reference as an exhibit to this
Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

         The First Amendment to the AmBev Shareholders' Agreement amended the original AmBev Shareholders' Agreement to, among other things, (i) eliminate the right of first refusal, (ii) restrict the disposal of shares, directly or indirectly, by the Shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, as long as the corporate control of Interbrew is shared with Mr. Lemann, Mr. Sicupira and Mr. Telles, except for the indirect disposal of shares among Mr. Lemann, Mr. Sicupira and Mr. Telles or to Interbrew or its affiliates and other limited exceptions, (iii) terminate the provisions relating to purchase and sale option of the Shareholders, and
(iv) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco and ECAP to accelerate the termination of the AmBev Shareholders' Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the Fundacao is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundacao.

          As of August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively, the "Parties"), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-Braco, Braco, ECAP and AmBev. In the Shareholders' Voting Rights Agreement, each of the Parties (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-Braco, Braco, ECAP and AmBev in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-Braco shall consist of four members and that the executive committees of Braco and ECAP shall consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-Braco shall entitle its owner(s), at all times, to designate (i) one member of the Board of S-Braco, (ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's board of directors, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholders' Agreement). The Parties further agreed that resolutions concerning S-Braco, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-Braco, Braco, ECAP and AmBev and (b) prohibiting the pledging of shares of S-Braco, Braco, ECAP and AmBev by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares. Notwithstanding the dissolution of S-Braco and the Santas or any other transaction in connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Telles and Sicupira have entered into an agreement confirming that their relationship with respect to their interests in Braco, ECAP and AmBev will continue to be governed by substantially similar arrangements. The Shareholders' Voting Rights Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

         Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.      Description
-----------      -----------

A. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudencia and, as intervening parties, Mr. Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of S-Braco, Braco, ECAP and AmBev (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed on November 29, 2002 by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D. Joint Filing Agreement pursuant to Rule 13d-1 (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D relating to AmBev, filed on March 1, 2004 by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E. Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F. Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, MergeCo and Labatt (incorporated

Exhibit No.      Description
-----------      -----------

                 by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G. Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to
                 Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.               Lock-up Agreement dated March 3, 2004 among Interbrew, Mr.
                 Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit H to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I. First Amendment to the AmBev Shareholders Agreement dated March 2, 2004 among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to
                 Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J. Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K. Form of Amended and Restated Interbrew By-laws (English Translation) (incorporated by reference to Exhibit K to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L. Form of Amended Stichting By-laws (English Translation) (incorporated by reference to Exhibit L to Amendment No. 7 to
                 Schedule 13D relating to AmBev,

Exhibit No.      Description
-----------      -----------

                 filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M. Form of Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit M to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.               Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
                 Telles (incorporated by reference to Exhibit N to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O. Consent and Indemnity Agreement, dated as of May 24, 2004, among AmBev, Interbrew, Mergeco and Labatt.

P. Press Release of AmBev dated May 24, 2003, in connection with the FEMSA Agreements.

                                    ANNEX A

               Information Required as to Executive Officers and
               Directors of Braco, ECAP and Trustees of Fundacao

                             TRUSTEES OF FUNDACAO

---------------- ------------ -------------------------------- ----------------------------- ---------------
                                                                                               BENEFICIAL
                                                                                              OWNERSHIP OF
                                                                    PRESENT PRINCIPAL          THE COMMON
     NAME        CITIZENSHIP         BUSINESS ADDRESS                   OCCUPATION             SHARES OF
                                                                      OR EMPLOYMENT              AMBEV
---------------- ------------ -------------------------------- ----------------------------- ---------------
Jose Heitor      Brazil       Av. Brigadeiro Faria Lima,       President                     66,840
Attilio                       3900,
Gracioso                      11o andar, cj. 1101,
                              CEP 04538-132, Sao Paulo, SP,
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Jose de Maio     Brazil       Av. Brigadeiro Faria Lima,       Trustee                       42,840
Pereira da                    3900,
Silva                         11o andar, cj. 1101,
                              CEP 04538-132, Sao Paulo, SP,
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Celso Neves      Brazil       Av. Brigadeiro Faria Lima,       Trustee                       347,685
                              3900,
                              11o andar, cj. 1101,
                              CEP 04538-132, Sao Paulo, SP,
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Dario de         Brazil       Av. Atlantica, 1440-Apt. 1001    Trustee                       21,000
Almeida                       22021.001-Rio de
Magalhaes                     Janeiro/RJ-Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Victorio         Brazil       Rua Dr. Renato Paes de Barros,   Co-Chairman of the Board of   4,772,880
Carlos de                     no 1.017, 3o andar cjs. 31 e     Directors of AmBev
Marchi                        32 04530-001, Sao Paulo, SP -
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Roberto          Brazil       Av. Brigadeiro Faria Lima,       Trustee                       500,000
Herbster Gusmao               3900,
                              11o andar, cj. 1101,
                              CEP 04538-132, Sao Paulo, SP,
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Marcel           Brazil       Rua Dr. Renato Paes de Barros,   Partner of GP Investimentos   5 (1)
Herrmann Telles               no 1.017, 3o andar cjs. 31 e     Ltda.; Co-Chairman of the
                              32 04530-001, Sao Paulo, SP -    Board of Directors of
                              Brazil                           AmBev; Officer of Braco and
                                                               ECAP
---------------- ------------ -------------------------------- ----------------------------- ---------------
Jose Adilson     Brazil       Rua Dr. Renato Paes de Barros,   Retail Officer of AmBev       None
Miguel                        no 1.017, 3o andar cjs. 31 e
                              32 04530-001, Sao Paulo, SP -
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Orlando de       Brazil       Av. Brigadeiro Faria Lima,       Trustee                       21,420
Araujo                        3900,
                              11o andar, cj. 1101,
                              CEP 04538-132, Sao Paulo, SP,
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------

------------------------
     1 See also Item 5.

                       EXECUTIVE OFFICERS OF BRACO (2)

---------------- ------------ -------------------------------- ----------------------------- ---------------
                                                                                               BENEFICIAL
                                                                                              OWNERSHIP OF
     NAME        CITIZENSHIP         BUSINESS ADDRESS               PRESENT PRINCIPAL          THE COMMON
                                                                        OCCUPATION             SHARES OF
                                                                      OR EMPLOYMENT              AMBEV
---------------- ------------ -------------------------------- ----------------------------- ---------------
Marcel           Brazil       Rua Dr. Renato Paes de Barros,   Partner of GP Investimentos   5 (3)
Herrmann Telles               no 1.017, 3o andar cjs. 31 e     Ltda.; Co-Chairman of the
                              32 04530-001, Sao Paulo, SP -    Board of Directors of
                              Brazil                           AmBev; Officer of Braco and
                                                               ECAP
---------------- ------------ -------------------------------- ----------------------------- ---------------
Jorge Paulo      Brazil       Avenida Brigadeiro Faria Lima,   Partner of GP Investimentos   10 (3)
Lemann                        3729 - 7o andar, CEP             Ltda.; Officer of Braco;
                              04538-905, Sao Paulo, SP,        President of ECAP
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Carlos Alberto   Brazil       Avenida Brigadeiro Faria Lima,   Partner of GP Investimentos   5 (3)
da Veiga                      3729 - 7o andar, CEP             Ltda.; Officer of Braco and
Sicupira                      04538-905, Sao Paulo, SP,        ECAP
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Roberto Moses    Brazil       Avenida Brigadeiro Faria Lima,   Partner of GP Investimentos   20
Thompson Motta                3729 - 7o andar, CEP             Ltda.; Officer of Braco and
                              04538-905, Sao Paulo, SP,        ECAP
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------



------------------------
     2 In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.

     3 See also Item 5.

                        EXECUTIVE OFFICERS OF ECAP (4)

---------------- ------------ -------------------------------- ----------------------------- ---------------
     NAME        CITIZENSHIP         BUSINESS ADDRESS                                          BENEFICIAL
                                                                                              OWNERSHIP OF
                                                                    PRESENT PRINCIPAL          THE COMMON
                                                                        OCCUPATION             SHARES OF
                                                                      OR EMPLOYMENT              AMBEV
---------------- ------------ -------------------------------- ----------------------------- ---------------
Marcel           Brazil       Rua Dr. Renato Paes de Barros,   Partner of GP Investimentos   5 (5)
Herrmann Telles               no 1.017, 3o andar cjs. 31 e     Ltda.; Co-Chairman of the
                              32 04530-001, Sao Paulo, SP -    Board of Directors of
                              Brazil                           AmBev; Officer of Braco and
                                                               ECAP
---------------- ------------ -------------------------------- ----------------------------- ---------------
Jorge Paulo      Brazil       Avenida Brigadeiro Faria Lima,   Partner of GP Investimentos   10 (5)
Lemann                        3729 - 7o andar, CEP             Ltda.; Officer of Braco;
                              04538-905, Sao Paulo, SP,        President of ECAP
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Carlos Alberto   Brazil       Avenida Brigadeiro Faria Lima,   Partner of GP Investimentos   5 (5)
da Veiga                      3729 - 7o andar, CEP             Ltda.; Officer of Braco
Sicupira                      04538-905, Sao Paulo, SP,        and ECAP
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------
Roberto Moses    Brazil       Avenida Brigadeiro Faria Lima,   Partner of GP Investimentos   20
Thompson Motta                3729 - 7o andar, CEP             Ltda.; Officer of Braco
                              04538-905, Sao Paulo, SP,        and ECAP
                              Brazil
---------------- ------------ -------------------------------- ----------------------------- ---------------


------------------------
     4 In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.

     5 See also Item 5.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004
                                   FUNDACAO ANTONIO E HELENA ZERRENNER
                                   INSTITUICAO NACIONAL DE BENEFICENCIA

                                   by  /s/  Roberto Herbster Gusmao
                                       ----------------------------
                                   Name:  Roberto Herbster Gusmao
                                   Title: Member of Advisory Board of Trustee

                                   by  /s/  Victorio Carlos de Marchi
                                       ----------------------------
                                   Name:  Victorio Carlos de Marchi
                                   Title: Member of Advisory Board of Trustee

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004
                                   BRACO S.A.

                                   by  /s/  Roberto Moses Thompson Motta
                                       ---------------------------------
                                   Name:  Roberto Moses Thompson Motta
                                   Title: Officer

                                   by  /s/  Jorge Paulo Lemann
                                       ---------------------------------
                                   Name:  Jorge Paulo Lemann
                                   Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004
                                          EMPRESA DE ADMINISTRACAO E
                                          PARTICIPACOES S.A. - ECAP

                                          by  /s/  Roberto Moses Thompson Motta
                                              ---------------------------------
                                          Name:  Roberto Moses Thompson Motta
                                          Title: Officer

                                          by  /s/  Jorge Paulo Lemann
                                              ---------------------------------
                                          Name:  Jorge Paulo Lemann
                                          Title: Officer

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004
                                         JORGE PAULO LEMANN

                                         /s/  Jorge Paulo Lemann
                                         ------------------------------
                                         Name:  Jorge Paulo Lemann
                                         Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004
                                        CARLOS ALBERTO DA VEIGA SICUPIRA

                                        /s/  Carlos Alberto da Veiga Sicupira
                                        ---------------------------------
                                        Name:  Carlos Alberto da Veiga Sicupira
                                        Title:

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004
                                            MARCEL HERRMANN TELLES

                                            /s/  Marcel Herrmann Telles
                                            -------------------------------
                                            Name:  Marcel Herrmann Telles
                                            Title:

                                 EXHIBIT INDEX


Exhibit No.      Description                                               Page
-----------      -----------                                               ----


A. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to
                 Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

B. Shareholders' Agreement of AmBev, executed on July 1, 1999, among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundacao, Braco and ECAP).

C. Shareholders' Voting Rights Agreement and Other Covenants, dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudencia and, as intervening parties, Mr. Lemann, Mr. Sicupira and Mr. Telles, with the acknowledgment and acceptance of S-Braco, Braco, ECAP and AmBev (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed on November 29, 2002 by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D. Joint Filing Agreement pursuant to Rule 13d-1 (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D relating to AmBev, filed on March 1, 2004 by Fundacao, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E. Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.               Incorporacao Agreement dated March 3, 2004 among

Exhibit No.      Description                                               Page
-----------      -----------                                               ----



                 AmBev, Interbrew, MergeCo and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to
                 Schedule 13D relating to AmBev, filed on March
                 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G. Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H. Lock-up Agreement dated March 3, 2004 among Interbrew, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit H to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I. First Amendment to the AmBev Shareholders Agreement dated March 2, 2004 among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation) (incorporated by reference to
                 Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J. Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K. Form of Amended and Restated Interbrew By-laws (English Translation) (incorporated by reference to Exhibit K to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.               Form of Amended Stichting By-laws (English

Exhibit No.      Description                                               Page
-----------      -----------                                               ----


                 Translation) (incorporated by reference to
                 Exhibit L to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M. Form of Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit M to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.               Letter dated March 2, 2004 to Mr. Lemann, Mr.
                 Sicupira and Mr. Telles (incorporated by reference to Exhibit N to Amendment No. 7 to
                 Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundacao, S-Braco, Braco, ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.               Consent and Indemnity Agreement, dated as of May
                 24, 2004, among AmBev, Interbrew, Mergeco and
                 Labatt.

P. Press Release of AmBev dated May 24, 2003, in connection with the FEMSA Agreements.